Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-283563

SUPPLEMENT NO. 1 dated February 4, 2026 to the

PROSPECTUS SUPPLEMENT dated December 3, 2024 to the

PROSPECTUS dated December 3, 2024

Atmos Energy Corporation

Common stock

Having an Aggregate Offering Price of up to $1,700,000,000

The third sentence of the fourth paragraph on the cover page of the Prospectus Supplement is replaced in its entirety with the following:

“In connection with each forward sale agreement, the relevant forward seller will receive, reflected in a reduced initial forward sale price payable by the relevant forward purchaser under its forward sale agreement, a commission at a mutually agreed rate that will not exceed 2.50% of the volume weighted average of the sales prices of all borrowed shares of our common stock sold during the applicable period by it as a forward seller.”

The first sentence of the third paragraph under the heading “Plan of Distribution (Conflicts of Interest)—Sales Through Forward Sellers” on page S-18 is replaced in its entirety with the following:

“In connection with each forward sale agreement, we will pay the relevant forward seller, in the form of a reduced initial forward sale price payable by the relevant forward purchaser under the related forward sale agreement, commissions at a mutually agreed rate that will not exceed 2.50% of the volume weighted average of the sales prices of all borrowed shares of common stock sold during the applicable forward hedge selling period by it as a forward seller.”

Except as expressly set forth herein, no other changes to the Prospectus Supplement are being made by this Supplement.